EXHIBIT 99.1

Optimi Health Completes Psilocybin Production for Health Canada-Approved Phase 2 MDD Trial and Commercial TRD Supply

One cGMP batch, manufactured in-house under Optimi's Health Canada Drug Establishment Licence, supplies both the Canadian trial and Australian clinics

VANCOUVER, British Columbia, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) ("Optimi" or the "Company"), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion and quality release of a production batch of 5mg naturally derived psilocybin capsules, manufactured end to end at the Company’s cGMP facility in Princeton, British Columbia, under a Health Canada Drug Establishment Licence. The batch will supply the recently announced Phase 2 clinical trial of psilocybin-assisted therapy evaluating psilocybin-assisted therapy in the treatment of major depressive disorder (“MDD”) and commercial customers in Australia.

This Health Canada-authorized trial is a multisite, open-label study of up to 200 participants, each receiving a single supervised dose of Optimi’s . Patient dosing is expected to be completed by the end of 2027. Data from the trial are intended to assess the safety and efficacy of psychedelic-assisted therapy in the hope of building the necessary evidentiary base to support registration in Canada and other jurisdictions.

The same batch will also supply the Company’s Australian customer base of licensed clinics, where 5mg psilocybin capsules are prescribed to patients with treatment-resistant depression under the Therapeutic Goods Administration's Authorised Prescriber Scheme, with reimbursement from public and private payers including the Department of Veterans' Affairs, the National Disability Insurance Scheme, WorkCover and Medibank. More than 750 clinicians have completed Mind Medicine Australia’s Certificate in Psychedelic-Assisted Therapies, and Optimi is not aware of any reported serious adverse events since commercial supply began in 2025.

"Since 2025, Optimi has supplied this psilocybin product commercially to licensed clinics in Australia, where it is prescribed and reimbursed for treatment-resistant depression," said Dane Stevens, Optimi Chief Executive Officer and Co-Founder. "We are excited to be collecting our own clinical data on the same product in our Health Canada-approved Phase 2 clinical trial for major depressive disorder. One drug, two indications with significant unmet need, one batch serving both. Because we manufacture, encapsulate and release-test within our own licensed facility, the trial product and the commercial product are the same formulation from the same batch, and the Chemistry, Manufacturing and Controls file that supports registration is already ours."

The safety and efficacy of psilocybin assisted therapy to treat MDD is still under investigation and none of Optimi’s psilocybin drug products received market authorization by Health Canada.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorised Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
CORE IR
ir@optimi.net

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the Phase 2 clinical trial, the availability and enrolment of patients in the trial, the utilization of the data derived from the trial, and the anticipated timing of the trial, the potential benefits of psilocybin, the Company’s ability to manufacture and ship products from its Canadian facility, the anticipated use of the most recent production batch, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.ca and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.